787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SunAmerica Income Funds
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of SunAmerica Income Funds (the “Registrant”), and pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by the SunAmerica U.S. Government Securities Fund (the “U.S. Government Securities Fund”), a series of the Registrant, of all of the assets and liabilities of the SunAmerica GNMA Fund, a series of the Registrant, in exchange for Class A, Class B and Class C shares of the U.S. Government Securities Fund.

Pursuant to Rule 488, the Registration Statement designates an effective date of August 27, 2014. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Kathleen Fuentes, SunAmerica Asset Management, LLC
Thomas D. Peeney, SunAmerica Asset Management, LLC
Margery K. Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP

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